

December 21, 2012

Via E-mail
Mr. Thomas Kirk
Chief Executive Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

Re: Hanger, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 29, 2012
          File No. 001-10670

Dear Mr. Kirk:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Income Statements, F-6

1. Please provide us proposed disclosure to be included in future periodic reports to include a separate line item on your consolidated income statement for total costs and expenses applicable to sales as required by rule 5-03.2 of Regulation S-X. In this regard, the line item cost of goods sold-materials appears to be only a component of the costs and expenses applicable to sales.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Note B – Significant Accounting Policies
Inventories, page F-10

2. Please tell us how your policy of recording cost of goods - materials using the gross profit method for the patient-care services segment works including how this method interacts

with your policy of recording inventory at lower of cost of market using the first-in, first-out method. Provide us an example with the journal entries. In this regard, it is not clear to us how your cost of goods - materials can be based on a gross profit method if you are adjusting to physical inventory at the end of the year, which presumably would result in inventory and cost of goods sold being on a first-in, first-out method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant